Hudson's Grill International, Inc.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248-1928

For Immediate Release
Contact: Robert Fischer
Telephone: 214-361-7301
e-mail: getinfo@hudsonsgrill.com

Hudson's Grill Announces the Signing of a New Franchise in Oshkosh, Wisconsin

Tuesday, June 6, 2006

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that on May 26, 2006, the company signed a franchise agreement with Service Solutions of Oshkosh, Inc., a Wisconsin corporation formed to open a new Hudson's Classic Grill in Oshkosh, Wisconsin.   Service Solutions of Oshkosh, Inc., is owned by Jim and Lisa Stabile, who also own a franchise in Appleton, Wisconsin. Mr. Stabile is the Midwest representative for Hudson's Grill International.

This will be the third Hudson's Grill restaurant with which Mr. Stabile has been associated. It will be located at 1051 S. Washburn Street, Oshkosh, Wisconsin. The property has been used recently as a restaurant. The franchisee anticipates opening the new restaurant in early July after renovating it.

Hudson's Grill International, Inc., plans to purchase the property located at 1051 S. Washburn, Oshkosh, Wisconsin, and then lease it to its new franchisee for 20 years. Closing for the purchase is currently set for June 9, 2006.

The company also announced that the Hudson's Grill restaurant in San Luis Obispo, California, recently closed and that Hornblowers, a restaurant in Ventura, California, that was obligated to the company on a note receivable, also closed. The company does not anticipate any recovery from the closed restaurants.

Hudson's Grill International is a public company; the company's class A common shares are currently being quoted and traded over the counter on the bulletin board under the NASD symbol HGIIA.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."